Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

	September 30,	December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$(61,348)	$113,294	$63,066	$234,778	$199,445	$145,990
Amortization of capitalized interest	8,730	10,432	6,602	4,141	1,026	1,368
Distributions of income from equity investments	—	2,250	2,000	1,023	5,250	35
Capitalized interest	(594)	(208)	(29,378)	(41,975)	(44,883)	(24,492)
Fixed charges	37,441	78,143	71,682	79,448	79,205	71,816
Adjusted income from continuing operations before income tax provision	$(15,771)	$203,910	$113,972	$277,415	$240,043	$194,717
Fixed charges:
Interest expense	$36,274	$77,160	$41,665	$36,327	$33,866	$46,938
Capitalized interest	594	208	29,378	41,975	44,883	24,492
Interest within rental expense	573	775	639	1,146	456	386
Total fixed charges	$37,441	$78,143	$71,682	$79,448	$79,205	$71,816
Ratio of earnings to fixed charges	(0.4)x	2.6x	1.6x	3.5x	3.0x	2.7x

(1)                                 For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.